UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RC Private Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1511 Baltimore Avenue, Suite 300
(No. and Street)

Kansas City	MO	64108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	973-727-7379	robert.campbell@acaglobal.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis, LLP
(Name – if individual, state last, first, and middle name)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Gervais, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RC Private Securities, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Manager Executive Representative

[signature]
Notary Public

Please see notary attachment

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATE OF MISSOURI)
)
COUNTY OF JACKSON)

On this 27th day of March, 2023, before me, the undersigned notary public, personally appeared Eric Gervais, known to me to be the person whose name is subscribed within the instrument and acknowledged that he executed the same for the purpose therein contained.

In witness whereof, I hereto set my hand and official seal.

JENNIFER METZ
Notary Public, Notary Seal
State of Missouri
Jackson County
Commission # 21453294
My Commission Expires 05-13-2025

Jennifer Metz
NOTARY PUBLIC

My Commission Expires: 5/13/25



Financial Statement and Supplemental Information

RC Private Securities, LLC

December 31, 2022

Contents



1201 Walnut Street, Suite 1700 / Kansas City, MO 64106

P 816.221.6300 / **F** 816.221.6380

forvis.com

Report of Independent Registered Public Accounting Firm

To Managers
RC Private Securities, LLC
Fairway, Kansas

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RC Private Securities, LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

FORVIS, LLP

(formerly BKD, LLP)

We have served as the Company's auditor since 2021.

Kansas City, Missouri
March 22, 2023



RC Private Securities, LLC

Statement of Financial Condition

December 31, 2022

Assets		
Cash	$	143,566
Prepaid and other assets		15,622
Total assets	$	159,188
Liabilities and Member's Equity		
Liabilities		
Payable to affiliate		3,295
Accounts payable and accrued expenses		4,189
Total liabilities		7,484
Member's equity		151,704
Total liabilities and member's equity	$	159,188

The accompanying notes are an integral part of this financial statement.

Note A – *Organization and Nature of the Business*

RC Private Securities, LLC (the "Company"), was organized on June 29, 2020 in the state of Kansas as a limited liability company. The Company began its operations as a broker-dealer in September of 2021. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corporation ("SIPC"). The Company is seeking to raise capital for private funds that are sponsored by the Company's parent, Platform Ventures, LLC ("Platform Ventures"), and advised by Platform Investments, LLC, an SEC registered investment adviser that is also wholly owned by Platform Ventures ("Platform Investments"). The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

Note B – *Summary of Significant Accounting Policies*

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

1. *Use of Estimates*

   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. *Cash*

   The Company generally maintains its cash with high-quality financial institutions and/or in accounts insured by the Federal Deposit Insurance Corporation (FDIC). The Company's total balances held with these institutions may at times exceed insured limits.

3. *Income Taxes*

   No provision for federal income taxes is reflected in the accompanying financial statement as Platform Ventures, the sole member, is responsible for the tax liability or benefit related to its share of taxable income or loss.

Note C – *Net Capital Requirements*

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $136,082, which exceeded required net capital by $131,082, and a total aggregate indebtedness of $7,484. The Company's aggregate indebtedness to net capital ratio was .055 to 1 at December 31, 2022.

The Company is not claiming an exemption from SEC Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073. In order to avail itself of this option, the Company has represented that it does not, and will not hold customer funds or securities.

Note D – Related-Party Transactions

The Company entered into a management services/expense sharing agreement with the Company's parent. The agreement does not require the Company to reimburse for these expenses and as such they are not recorded in the financial statement. At December 31, 2022, the Company owed $3,295 to Platform Investments for startup and other expenses paid by that entity.

Note E – *Commitments and Contingencies*

The Company does not have any pending legal proceedings, and management is not aware of any threatened legal claims against the Company.

Note F – *Subsequent Events*

The Company has evaluated subsequent events for potential recognition and/or disclosure through March 22, 2023, the date the financial statements were available to be issued. No significant matters were identified for disclosure during this evaluation.